NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

May 7, 2002

VIA FEDEX

United States Securities and Exchange Commission
Office of International Co[redacted]
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A.

02034143

SUPPL

Attention: Mary Cascio

SEC MAIL PROCESSING
RECEIVED
MAY 09 2002
WASH. DC SECTION

Dear Sirs/Mesdames:

Re: **NORTHERN ORION EXPLORATIONS LTD.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia ad the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION EXPLORATIONS LTD.**

Encl.

5/20

United States SEC filing
May 7, 2002

Northern Orion Explorations Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Pulic pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Financials

Notice of the meeting & record date, April 29, 2002
Material change report
Early warning report
Form 45-102F2-Certificate under subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities.

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

April 29, 2002

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

SEC MAIL PROCESSING RECEIVED MAY 09 2002 WASH. D.C. 164 SECTION

Dear Sirs:

As per National Policy 41 requirements, including Addendum "A" to the Policy, please be advised of the following:

Company:	**Northern Orion Explorations Ltd. (Cusip 66557D109)**
Meeting:	**Annual & Extraordinary General Meeting**
Record Date:	**May 7, 2002**
Meeting Date:	**June 17, 2002 **2ND REVISION****

If you require further information, please contact:

"Anissa Rimer-Ly"

Anissa Rimer-Ly
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Northwest Territory
cc: Yukon Territory
cc: Nunavut

g:\startup\bsmsnno3.doc

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **<u>Reporting Issuer</u>**

Northern Orion Explorations Ltd.

1400 – 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **<u>Date of Material Change</u>**

March 28, 2002

Item 3. **<u>Press Release</u>**

March 28, 2002

Item 4. **<u>Summary of Material Change</u>**

The Company's has closed a non-brokered private placement whereby it placed 8,333,333 units at $0.06 per unit with Valerie Gold Resources Ltd.

Item 5. **<u>Full Description of Material Change</u>**

Valerie Gold Resources Ltd. ("Valerie") (VLG-CDNX) and Northern Orion Explorations Ltd. (NNO-TSE) ("Northern Orion") are pleased to announce the closing of their previously announced non-brokered private placement, whereby Valerie subscribed for 8,333,333 units of Northern Orion at a price of $0.06 per unit for a payment of $500,000. The 8,333,333 units consist of an aggregate of 8,333,333 common shares and 500,000 share purchase warrants. Each whole warrant is exercisable for a period of two years from closing at price of $0.075 per share.

The issuance of the 8,333,333 common shares and 500,000 warrants will result in Valerie owning 18,333,333 common shares of Northern Orion representing 15% of the issued and outstanding shares of Northern Orion. In addition, Valerie holds 10,000,000 warrants to purchase up to an additional 10,000,000 previously unissued common shares and is entitled to purchase or direct the sale of 60,012,471 common shares in the capital of Northern Orion held under option by 1341180 Ontario Limited.

Valerie has acquired these securities for investment purposes. It is Valerie's intention to evaluate the investment in Northern Orion and to increase and decrease its shareholdings, as circumstances require.

Northern Orion intends to use the proceeds of this private placement for working capital as it pursues acquisition opportunities.

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President & Chief Executive Officer
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

April 5, 2002
Date

"Stephen J. Wilkinson" (signed)
Signature

Stephen J. Wilkinson
Name

President & Chief Executive Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

REPORT PURSUANT TO SECTION 111
OF THE SECURITIES ACT (BRITISH COLUMBIA)

(a) Name of Offeror

Valerie Gold Resources Ltd. ("**Valerie Gold**")

(b) The number of securities over which the Offeror and any person or company acting jointly or in concert with the Offeror acquired ownership or control or direction as a result of the transaction or occurrence giving rise to the report:

8,333,333 shares and **500,000** share purchase warrants of Northern Orion Explorations Ltd. (the "**Company**").Each share purchase warrant entitles Valerie Gold to purchase an additional **500,000** common shares at an exercise price of **$0.075** per share for a period of **two (2) years**.

(c) The ownership of or control and direction by the Offeror and any person or company acting jointly or in concert with the Offeror over the securities immediately after the transaction or occurrence giving rise to the report:

18,333,333 common shares, 10,500,000 warrants for the purchase of up to an additional 10,500,000 common shares. In addition, Valerie Gold has the right to purchase or direct the sale of a further 60,012,471 shares of the Company held under option by 1341180 Ontario Limited.

The 18,333,333 common shares represent 15% of the currently issued and outstanding shares of the Company. Together with the additional shares held under option by 1341180 Ontario Limited, Valerie Gold will have control or direction over 78,345,804 common shares of the Company, representing approximately 64% of the issued and outstanding shares of the Company.

(d) The name of the market where the transaction or occurrence took place:

Private Placement.

(e) The purpose of the Offeror and any person or company acting jointly or in concert with the Offeror in effecting the transaction, including any future intention to increase the beneficial ownership, control, or direction of the Offeror and any person or company acting jointly or in concert with the Offeror over the securities of the Offeree Issuer:

Valerie Gold has acquired the securities for investment purposes. It is its intention to evaluate the investment in the Company and to increase or decrease its shareholdings as circumstances require.

(f) Where applicable, description of any change in any material facts set out in a previous report under Section 111 of the Act:

Not applicable.

(g) The name of the persons or companies acting jointly or in concert with the Offeror in connection with the disclosure required by Clauses (b), (c), or (d) above:

Not Applicable.

DATED: March 28, 2002

VALERIE GOLD RESOURCES LTD.

Per: "William J, Witte"

William J. Witte, Executive Vice-President

NEWS RELEASE

Purchase of shares by way of private placement
in the capital of Northern Orion Explorations Ltd. (the "**Company**")
Report required by Section 111 of the
British Columbia Securities Act

Valerie Gold Resources Ltd. ("**Valerie Gold**") has purchased a total of 8,333,333 shares and 500,000 warrants of Northern Orion Explorations Ltd. by way of private placement. Each share purchase warrant is exercisable to purchase an additional common share at a price of $0.075 per share for a period of two (2) years. The issuance of the 8,333,333 shares and 500,000 warrants will result in Valerie Gold Resources Ltd. owning 18,333,333 common shares of the Company representing 15% of the issued and outstanding shares of the Company. In addition, Valerie Gold holds 10,500,000 warrants to purchase up to an additional 10,500,000 previously unissued common shares and is entitled to purchase or direct the sale of 60,012,471 common shares in the capital of the Company held under option by 1341180 Ontario Limited.

Valerie Gold Resources Ltd. has acquired these securities for investment purposes. It is Valerie Gold's intention to evaluate the investment in Northern Orion Explorations Ltd. and to increase and decrease its shareholdings as circumstances require.

VALERIE GOLD RESOURCES LTD.

Per:________________________
William J. Witte, Executive Vice-President

SHB\086901\PPMar2002\2601

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Northern Orion Explorations Ltd.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **March 28, 2002** of units consisting of an aggregate of **8,333,333** common shares and **500,000** share purchase warrants of the Company, **Northern Orion Explorations Ltd.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **28th** day of **March, 2002**.

NORTHERN ORION EXPLORATIONS

By: ______________________________

Stephen J. Wilkinson, President & Chief Executive Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.